UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number)

nano dimension LTD.

2 Ilan Ramon, Ness Ziona,

7403635, Israel

Yael Sandler

2 Ilan Ramon, Ness Ziona,

7403635, Israel

972-73-7509142

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M85548101	13D	Page 2 of 8

1	NAME OF REPORTING PERSON

Nano Dimension Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,695,015
	8	SHARED VOTING POWER

100
	9	SOLE DISPOSITIVE POWER

9,695,015
	10	SHARED DISPOSITIVE POWER

100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,695,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%*
14	TYPE OF REPORTING PERSON

CO

*	Based on a Solicitation/Recommendation Statement on Schedule 14D-9 dated May 30, 2023 filed by the Issuer on May 30, 2023, there were 68,552,104 ordinary shares of the Issuer outstanding as of May 24, 2023.

CUSIP No. M85548101	13D	Page 3 of 8

1	NAME OF REPORTING PERSON

Nano Dimension NY Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

100
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0000001%*
14	TYPE OF REPORTING PERSON

CO

*	Based on a Solicitation/Recommendation Statement on Schedule 14D-9 dated May 30, 2023 filed by the Issuer on May 30, 2023, there were 68,552,104 ordinary shares of the Issuer outstanding as of May 24, 2023.

CUSIP No. M85548101	13D	Page 4 of 8

This Amendment No. 9 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023, as amended by Amendment No. 1 on March 10, 2023, Amendment No. 2 on March 30, 2023, Amendment No. 3 on May 25, 2023, Amendment No. 4 on May 31, 2023, Amendment No. 5 on June 9, 2023, Amendment No. 6 on June 14, 2023, Amendment No. 7 on June 27, 2023 and Amendment No. 8 on July 10, 2023 (as amended, the “Schedule 13D”) by Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Company”), pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

This item is not being amended by this Schedule 13D/A.

Item 2. Identity and Background.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following (each, a “Reporting Person” and together the “Reporting Persons”):

(i)	the Company; and

(ii)	Nano Dimension NY Ltd., a New York corporation and a wholly-owned direct subsidiary of the Company (the “Subsidiary”).

The principal business address of the Reporting Persons is: 2 Ilan Ramon, Ness Ziona 7403635 Israel.

The directors of the Company are Yoav Stern, Chairman of the Board of Directors of the Company, Simon Anthony-Fried, Channi Caspi, Amit Dror, Oded Gera, Roni Kleinfeld, Christopher J. Moran, Yoav Nissan-Cohen, and Igal Rotem. The executive officers of the Company are Yoav Stern, Chief Executive Officer, Yael Sandler, Chief Financial Officer, Hanan Gino, Chief Product Officer and Head of Strategic M&A, Zivi Nedivi, President, Nick Geddes, Chief Technology Officer, and Tomer Pinchas, Chief Operating Officer.

The Subsidiary is a corporation that was formed on June 23, 2023 as a wholly owned direct subsidiary of the Company to engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law.

The directors of the Subsidiary are Yoav Stern and Zivi Nedivi. The officers of the Subsidiary are Yoav Stern, President, Zivi Nedivi, Secretary, and Yael Sandler, Chief Financial Officer.

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, each of the individuals listed above is a citizen of Israel or the United States.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Sources and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended to add the following:

On July 7, 2023, the Company contributed 100 ordinary shares of the Issuer it then owned to the Subsidiary as a capital contribution for no consideration.

CUSIP No. M85548101	13D	Page 5 of 8

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On July 7, 2023, the Company contributed 100 ordinary shares of the Issuer to the Subsidiary.

On July 17, 2023, the Company issued a press release encouraging the Issuer’s shareholders to replace the current Issuer Board of Directors with the Company’s seven highly qualified director nominees at the Issuer’s upcoming Annual General Meeting to be held on August 8, 2023. On the same day, the Company also announced that the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, had expired in connection with the special tender offer. On the same day, the Company filed an amendment to the Tender Offer Statement with respect to the foregoing, a copy of which is filed hereto as Exhibit 99.1 and incorporated herein by reference.

On July 18, 2023, the Company: (i) amended the special tender offer such that the Company increased the offer price from $24.00 to $25.00 per outstanding ordinary share of the Issuer, to the seller in cash, less any required withholding taxes and without interest; and (ii) extended the offer period of the special tender offer from 5:00 p.m., New York time, on July 24, 2023, to 11:59 p.m., New York time, on July 31, 2023, unless further extended or earlier terminated (as subsequently clarified).

Computershare Trust Company, N.A., the depositary for the special tender offer, has advised the Company that, as of 5:00 p.m., New York time, on July 17, 2023, 4,100,607 shares of the Issuer had been validly tendered and not properly withdrawn pursuant to the special tender offer.

On July 18, 2023, the Company (i) issued a press release with respect to the forgoing, which also included the Company’s opposition to the Issuer’s proposed merger with Desktop Metal and intention to explore various industry consolidating transactions including, but not limited to, a negotiated combination of the Issuer with 3D Systems and acquiring the remaining outstanding shares of the Issuer that the Company will not already own after consummation of the offer as soon as practicable and permissible under applicable U.S. and Israeli law; and (ii) issued a press release encouraging the Issuer’s shareholders to replace the current Issuer Board of Directors and highlighting the reasons that warrant such replacement and filed an amendment to the Tender Offer Statement, including a Third Supplement to Offer to Purchase, a copy of which is filed hereto as Exhibit 99.2 and incorporated herein by reference.

On July 19, 2023, the Company issued a press release calling into question the reliability of a recent Issuer news release and urging Issuer shareholders to vote against re-electing the current Issuer Board of Directors and filed an amendment to the Tender Offer Statement, a copy of which is filed hereto as Exhibit 99.4 and incorporated herein by reference.

On July 20, 2023, the Company issued a press release expanding on its intentions regarding the Issuer Board, noting that following a successful replacement of the current Issuer directors with the Company’s director nominees, the Company intends to take steps to appoint independent directors to represent Issuer shareholder interests for the long term, such that a majority of the Issuer Board would become independent over time, and filed an amendment to the Tender Offer Statement, a copy of which is filed hereto as Exhibit 99.5 and incorporated herein by reference.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

CUSIP No. M85548101	13D	Page 6 of 8

Investors and security holders may obtain a free copy of the Offer to Purchase, the Supplement to Offer to Purchase, the Second Supplement to Offer to Purchase, the Third Supplement to Offer to Purchase, the related Third Amended Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the Tender Offer Statement.

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Issuer shares reported owned by the Reporting Persons is based upon on 68,552,104 ordinary shares of the Issuer outstanding as of May 24, 2023, as reported on a Solicitation/Recommendation Statement on Schedule 14D-9 dated May 30, 2023 filed by the Issuer on May 30, 2023.

To the Reporting Persons’ knowledge, the individuals named in Item 2 above do not beneficially own any Issuer shares. The Reporting Persons expressly disclaim any beneficial ownership of any such ordinary shares that may be owned by any such person.

(a)

As of July 20, 2023, the Company beneficially owned 9,695,115 ordinary shares of the Issuer, including 100 shares owned directly by the Subsidiary, representing approximately 14.1% of the ordinary shares of the Issuer outstanding as of May 24, 2023.

As of July 20, 2023, the Subsidiary beneficially owned 100 ordinary shares of the Issuer, representing less than 0.0000001% of the ordinary shares of the Issuer outstanding as of May 24, 2023.

(b)	1. The Company’s sole power to vote or direct vote: 9,695,015

2.	The Company’s shared power to vote or direct vote: 100

3.	The Company’s sole power to dispose or direct the disposition: 9,695,015

4.	The Company’s shared power to dispose or direct the disposition: 100

5.	The Subsidiary’s sole power to vote or director vote: 0

6.	The Subsidiary’s shared power to vote or direct vote: 100

7.	The Subsidiary’s sole power to dispose or direct the disposition: 0

8.	The Subsidiary’s shared power to dispose or direct the disposition: 100

(c)	Other than as discussed in Item 4, there have been no transactions in the Issuer shares by the Reporting Persons, or any of the persons named in Item 2 above, during the past sixty days.

CUSIP No. M85548101	13D	Page 7 of 8

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 7. Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit
99.1	Amendment No. 11 to the Tender Offer Statement on Schedule TO filed with the SEC by the Company on July 17, 2023 (incorporated herein by reference).
99.2	Amendment No. 13 to the Tender Offer Statement on Schedule TO filed with the SEC by the Company on July 18, 2023 (incorporated herein by reference).
99.3	Agreement of Joint Filing, dated July 18, 2023, between the Company and the Subsidiary.
99.4	Amendment No. 14 to the Tender Offer Statement on Schedule TO filed with the SEC by the Company on July 19, 2023 (incorporated herein by reference).
99.5	Amendment No. 15 to the Tender Offer Statement on Schedule TO filed with the SEC by the Company on July 20, 2023 (incorporated herein by reference).

CUSIP No. M85548101	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2023

Nano Dimension Ltd.

By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

Nano Dimension NY Ltd.

By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer